FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of January, 2005


                          GRANITE MORTGAGES 04-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)


      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F.....X....  Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes............      No.......X...........

                                 SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                     GRANITE MORTGAGES 04-1 PLC

                                     By:  L.D.C. Securitisation Director No. 1


                                     By: /s/ Sharon Tyson
                                         --------------------------------------
                                     Name:  Sharon Tyson
                                     Title: Director


Date: March 22, 2005

                                     GRANITE FINANCE FUNDING LIMITED


                                     By: /s/ Jonathan David Rigby
                                         --------------------------------------
                                     Name:  Jonathan David Rigby
                                     Title: Director


Date: March 22, 2005

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By: /s/ Daniel Le Blancq
                                         --------------------------------------
                                     Name:  Daniel Le Blancq
                                     Title: Director


Date: March 22, 2005

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Finance Trustee Limited, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc, Granite Master Issuer Plc, Granite Finance Funding Limited and Granite Finance Funding 2 Limited
Period 1 January 2005 - 31 January 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

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Number of Mortgage Loans in Pool                    304,509

Current Balance - Trust Mortgage Assets       (GBP)27,705,573,878

Current Balance - Trust Cash and other Assets  (GBP)870,606,825

Last Months Closing Trust Assets              (GBP)22,134,589,142

Funding share                                 (GBP)19,529,504,753

Funding 2 share                               (GBP)4,370,694,254

Funding and Funding 2 share                   (GBP)23,900,199,007

Funding and Funding 2 Share Percentage              83.64%

Seller Share*                                 (GBP)4,675,981,696

Seller Share Percentage                             16.36%

Minimum Seller Share (Amount)*                (GBP)1,725,371,700

Minimum Seller Share (% of Total)                    6.04%

Excess Spread last quarter annualised (% of Total)   0.53%
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* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

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                      Number    Principal (GBP)  Arrears (GBP) By Principal (%)

< 1 Month             299,746   27,282,445,816         0          98.47%

> = 1 < 3 Months       4,010      365,163,367      2,782,005       1.32%

> = 3 < 6 Months        619       47,432,322       1,182,433       0.17%

> = 6 < 9 Months        116       9,375,787         420,740        0.03%

> = 9 < 12 Months       16         1,050,153        65,957         0.00%

> = 12 Months            2          106,433          8,811         0.00%

Total                 304,509   27,705,573,878     4,459,946      100.00%
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

Properties in Possession

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                      Number    Principal (GBP)  Arrears (GBP)

Total (since inception) 280       17,583,551        880,896
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------------------------------------------------------------------------------
Properties in Possession                              79

Number Brought Forward                                54

Repossessed (Current Month)                           25

Sold (since inception)                                201

Sold (current month)                                   2

Sale Price / Last Loan Valuation                     1.06

Average Time from Possession to Sale (days)           132

Average Arrears at Sale                           (GBP)2,877

Average Principal Loss (Since inception)*          (GBP)104

Average Principal Loss (current month)**            (GBP)0

MIG Claims Submitted                                   6

MIG Claims Outstanding                                 0

Average Time from Claim to Payment                    41
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*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

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                                            Number       Principal (GBP)

Substituted this period                     67,451     (GBP)7,666,220,555

Substituted to date (since 26 March 2001)  562,237     (GBP)48,998,814,077
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CPR Analysis

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                                       Monthly        Annualised

Current Month CPR Rate - Removals       1.83%           19.84%

Previous Month CPR Rate - Removals      2.91%           29.86%

Current Month CPR Rate - Non-Removals   1.64%           17.96%

Previous Month CPR Rate - Non-Removals  2.77%           28.62%

Current Month CPR Rate - Total          3.46%           34.48%

Previous Month CPR Rate - Total         5.68%           50.35%
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------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months            23.226

Weighted Average Remaining Term (by value) Years         20.70

Average Loan Size                                     (GBP)90,984

Weighted Average LTV (by value)                         75.00%

Weighted Average Indexed LTV (by value)                 65.50%

Non Verified (by value)                                 39.03%
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Product Breakdown

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Fixed Rate (by balance)                                 51.94%

Together (by balance)                                   23.09%

Capped (by balance)                                      0.70%

Variable (by balance)                                   21.02%

Tracker (by balance)                                     3.25%

Total                                                   100.0%
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

Geographic Analysis

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                      Number      % of Total      Value (GBP)   % of Total

East Anglia            6,010         1.97%        548,570,363      1.98%

East Midlands         21,575         7.09%       1,762,074,499     6.36%

Greater London        36,773        12.08%       5,463,539,169    19.72%

North                 33,487        11.00%       2,016,965,778     7.28%

North West            41,010        13.47%       3,008,825,323    10.86%

Scotland              36,760        12.07%       2,440,861,059     8.81%

South East            45,214        14.85%       5,624,231,497    20.30%

South West            19,543         6.42%       1,992,030,762     7.19%

Wales                 12,599         4.14%        919,825,053      3.32%

West Midlands         19,990         6.56%       1,714,975,023     6.19%

Yorkshire             31,548        10.36%       2,216,445,910     8.00%

Total                 304,509        100%       27,705,573,878     100%
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LTV Levels Breakdown

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                                    Number        Value (GBP)   % of Total

0% < 25%                            10,903        432,206,952      1.56%

> = 25% < 50%                       36,881       2,778,869,060    10.03%

> = 50% < 60%                       24,063       2,263,545,386     8.17%

> = 60% < 65%                       14,175       1,407,443,153     5.08%

> = 65% < 70%                       16,989       1,712,204,466     6.18%

> = 70% < 75%                       22,285       2,244,151,484     8.10%

> = 75% < 80%                       23,558       2,654,193,978     9.58%

> = 80% < 85%                       38,064       4,125,359,950    14.89%

> = 85% < 90%                       39,463       3,720,858,572    13.43%

> = 90% < 95%                       57,335       4,654,536,412    16.80%

> = 95% < 100%                      20,443       1,690,040,007     6.10%

> = 100%                              350         22,164,459       0.08%

Total                               304,509     27,705,573,878    100.0%
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Repayment Method

------------------------------------------------------------------------------
                                    Number        Value (GBP)   % of Total

Endowment                           25,565       1,947,701,844     7.03%

Interest Only                       48,646       7,015,051,306    25.32%

Pension Policy                        602         63,722,820       0.23%

Personal Equity Plan                 1,147        85,887,279       0.31%

Repayment                           228,549     18,593,210,630    67.11%

Total                               304,509     27,705,573,878    100.00%
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Employment Status

------------------------------------------------------------------------------
                                    Number        Value (GBP)   % of Total

Full Time                           266,001     22,818,310,646    82.36%

Part Time                            3,889        252,120,722      0.91%

Retired                               475         16,623,344       0.06%

Self Employed                       31,103       4,468,909,067    16.13%

Other                                3,041        149,610,099      0.54%

Total                               304,509     27,705,573,878    100.00%
------------------------------------------------------------------------------

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NR Current Existing Borrowers' SVR                   6.84%

Effective Date of Change                       1 September 2004
------------------------------------------------------------------------------

Notes    Granite Mortgages 04-1 plc

------------------------------------------------------------------------------
                   Outstanding            Rating    Reference Rate   Margin
                                     Moodys/S&P/Fitch

Series 1

A1                     $0              P-1/A-1+/F1+       N/A        -0.04%

A2               $1,185,000,000         Aaa/AAA/AAA      2.58%        0.07%

B                 $52,000,000            Aa3/AA/AA       2.72%        0.21%

M                 $72,000,000             A2/A/A         2.92%        0.41%

C                 $108,000,000         Baa2/BBB/BBB      3.41%        0.90%

Series 2

A1               $1,185,000,000         Aaa/AAA/AAA      2.67%        0.16%

A2              (euro)900,000,000       Aaa/AAA/AAA      2.34%        0.16%

B               (euro)91,000,000         Aa3/AA/AA       2.52%        0.34%

M               (euro)45,000,000          A2/A/A         2.75%        0.57%

C               (euro)60,000,000       Baa2/BBB/BBB      3.25%        1.07%

Series 3

A               (GBP)600,000,000        Aaa/AAA/AAA      5.04%        0.16%

B                (GBP)23,000,000         Aa3/AA/AA       5.22%        0.34%

M                (GBP)10,000,000          A2/A/A         5.45%        0.57%

C                (GBP)20,000,000       Baa2/BBB/BBB      5.95%        1.07%
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Credit Enhancement

------------------------------------------------------------------------------
                                                                  % of Notes
                                                                   Outstanding

Class B and M Notes ((GBP) Equivalent)           (GBP)194,305,490     6.87%

Class C Notes ((GBP) Equivalent)                 (GBP)120,180,421     4.25%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                                                  % of Funding
                                                                      Share

Class B and M Notes ((GBP) Equivalent)           (GBP)194,305,490     0.99%

Class C Notes ((GBP) Equivalent)                 (GBP)120,180,421     0.62%
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Granite Mortgages 04-1 Reserve Fund Requirement   (GBP)60,000,000     0.31%

Balance Brought Forward                           (GBP)60,000,000     0.31%

Drawings this Period                                  (GBP)0          0.00%

Excess Spread this Period                         (GBP)5,310,700      0.03%

Funding Reserve Fund Top-up this Period*          -(GBP)5,310,700    -0.03%

Current Balance                                   (GBP)60,000,000     0.31%
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Funding Reserve Balance                           (GBP)45,046,484     0.23%

Funding Reserve %                                      1.0%            NA
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*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)5 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)5 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.